                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549
                             _____________________

                                   FORM 8-A/A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12 (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                        Federal Realty Investment Trust
________________________________________________________________________________
             (Exact Name of Registrant as Specified in Its Charter)


           Maryland                                          52-0782497
------------------------------------         -----------------------------------
   (State of Incorporation                               (I.R.S. Employer
    or Organization)                                      Identification no.)


     1626 East Jefferson Street, Rockville, Maryland           20852
_______________________________________________________    ____________________
        (Address of Principal Executive Offices)             (Zip Code)

   If this form relates to the registration of a class of securities pursuant to
   Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. [X]

   If this form relates to the registration of a class of securities pursuant to
   Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. [ ]


Securities Act registration statement file number to which this form relates:

      N/A
---------------
(If applicable)

Securities to be registered pursuant to Section 12 (b) of the Act:

        Title of Each Class                Name of Each Exchange on Which
        to be so Registered                Each Class is to be Registered
        -------------------                ------------------------------

Common Shares of Beneficial Interest, $.01 par value    New York Stock Exchange
----------------------------------------------------    -----------------------



Securities to be registered pursuant to Section 12 (g) of the Act:

                                     (none)
________________________________________________________________________________
                                (Title of Class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.    Description of Registrant's Securities to be Registered.

          Federal Realty Investment Trust is organized as a real estate investment trust under the laws of the State of Maryland. As a Maryland trust REIT, Federal Realty is governed by:

          . Title 8 of the Corporations and Associations Title of the Annotated Code of Maryland ("Title 8");
          . our restated declaration of trust; and . our restated bylaws.

          The following brief description of Federal Realty's common shares of beneficial interest does not purport to be complete and is subject to and qualified in its entirety by reference to the Trust's (1) Declaration of Trust and (2) Bylaws, each filed as an exhibit to the Trust's Current Report on Form 8-K dated May 21, 1999, and (3) Form of Common Share Certificate, filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999, copies of which may be obtained from the Trust by writing to the Trust at Federal Realty Investment Trust, 1626 E. Jefferson Street, Rockville, MD 20852-4041, Attention: Corporate Secretary.

Authorized Shares of Beneficial Interest

          The restated declaration of trust authorizes the Trust to issue up to 115,000,000 shares, of which 100,000,000 have been designated common shares and 15,000,000 have been designated preferred shares. The board of trustees is authorized to increase or decrease the authorized aggregate number of shares and the number of authorized shares in any class or series without shareholder approval.

Shareholder Voting Rights

          Under Title 8 and our governing documents, holders of common shares of beneficial interest are entitled to one vote on all matters submitted to a vote of shareholders. The election of trustees requires a plurality of all the votes cast at the meeting of shareholders duly called and at which a quorum is present. The restated declaration of trust does not provide for cumulative voting in the election of trustees.

          In accordance with Title 8 and under the restated declaration of trust, the affirmative vote of the holders of two-thirds of the shares entitled to vote on the matter is required for:

          . an amendment to the restated declaration of trust with board of trustees approval,
          .  the termination of the Trust,
          . a merger or consolidation of the Trust, or . a sale or disposition of substantially all of the property of the
             Trust.

          The shareholders have no right to amend the restated declaration of trust without prior approval of the board of trustees.

Pre-emptive Rights

          Under the restated declaration of trust, neither the holders of Series A Preferred Shares nor the holders of common shares have preemptive rights.

Restrictions on Dividends and Other Distributions

          Title 8 does not set forth any standards for dividends or other distribution to shareholders. The restated declaration of trust allows the board of trustees to authorize the Trust to pay to shareholders dividends or distributions in cash, assets or securities of the trust or from any other source. The Trust may pay any dividend or make any other distribution to the shareholders as authorized in the restated declaration of trust and by the board of trustees if, after giving effect to the dividend or distribution, the Trust would be able to pay its debts as they become due in the usual course of its business. The restated declaration of trust requires the board of trustees to endeavor to authorize and cause the Trust to pay such dividends and distributions as may be necessary for the Trust to qualify as a REIT under the Internal Revenue Code.

Dissenting Shareholders' Appraisal Rights

          Title 8 does not provide appraisal rights to shareholders of a Maryland REIT if the Maryland REIT's shares, like the Trust's shares, are listed on a national securities exchange. Neither the restated declaration of trust nor the restated bylaws provides for appraisal rights.

Board of Trustees

          Under the restated declaration of trust, trustees are elected in three classes for staggered, three-year terms. The number of trustees may be increased or decreased pursuant to the restated bylaws, provided that the total number of trustees may not be less than three or more than 15 trustees.

Removal of Trustees

          Under the restated declaration of trust, the shareholders of the Trust may remove a trustee, with or without cause, at any meeting of shareholders called for the purpose, either (1) by the affirmative vote of the holders of not less than two-thirds of the shares entitled to vote on the matter, if the removal is approved by a vote of not less than two-thirds of the trustees, or
(2) by the affirmative vote of the holders of not less than 80% of the shares entitled to vote on the matter.

Vacancies on the Board of Trustees

          Title 8 does not address vacancies in a board of trustees. The restated bylaws provide that any vacancy, including a vacancy created by an increase in the number of trustees, in the board of trustees may be filled by a majority of the remaining trustees or, if the trustees fail to act, at a meeting called for that purpose by the vote of holders of a majority of the shares entitled to vote on the matter. Each trustee so elected shall serve for the unexpired term of the trustee he is replacing.

          The restated declaration of trust provides that when six consecutive quarterly dividends payable to holders of Series A Preferred Shares are in arrears, holders of Series A Preferred Shares, together with the holders of shares of any other series of preferred shares then outstanding with powers and preferences equal to those prescribed for the Series A Preferred Shares, voting as a single class regardless of series, will be entitled to elect two additional trustees to serve on the board of trustees.


Annual Meetings of Shareholders

          The restated bylaws provide that an annual meeting of shareholders for the election of trustees and the transaction of any business within the powers of the Trust must be held in the month of May of each year, after the delivery of the annual report. Failure to hold such a meeting does not invalidate the Trust's existence or affect any otherwise valid acts of the Trust. The restated bylaws provide procedures which must be followed relating to annual meetings, including the requirement that nominations for elections to the board of trustees and new business proposals be delivered to the secretary at the principal executive offices of the Trust not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or if the Trust has not previously held an annual meeting, notice by the shareholder to be timely must be so delivered within a reasonable time before the Trust begins to print and mail its proxy materials. In no event shall the public announcement of a postponement or adjournment of an annual meeting to a later date or time commence a new time period for the giving of a shareholder's notice as described above. Such shareholder's notice must set forth:

          . as to each person whom the shareholder proposes to nominate for election or reelection as a Trustee all information relating to such person that is required to be disclosed in solicitations of proxies for election of Trustees in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act, including such person's written consent to being named in the proxy statement as a nominee and to serving as a Trustee if elected;
          . as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and
          . as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:
                . the name and address of such shareholder, as they appear on the Trust's books, and of such beneficial owner, and
                . the number of each class of shares of the Trust which are owned beneficially and of record by such shareholder and such beneficial owner.

          If the number of trustees to be elected to the board of trustees is increased and there is no public announcement by the Trust naming all of the nominees for trustee or specifying the size of the increased board of trustees at least 70 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it is delivered to the secretary at the principal executive offices of the Trust not later than the close of business on the tenth day following the day on which such public announcement is first made by the Trust.

Special Meetings of Shareholders

          The restated bylaws provide that a special meeting of shareholders may be called by the president of the Trust or by one-third of the trustees, and must be called upon the written request of the holders of shares entitled to cast not less than twenty-five percent of all of the votes entitled to be cast at such a meeting. The restated bylaws provide procedures which must be followed for both the request for a special meeting by shareholders and the conduct of the special meeting, including the requirement that nominations for elections to the board of trustees and new business proposals must be delivered to the secretary not earlier than the close of business on the 120th day prior to the special meeting and not later than the close of business on the later of the 90th day prior to the special meeting or the tenth day following the day on which public announcement is first made of the special meeting.

          Under Title 8, the board of trustees has the sole power to fix (1) the record date for determining shareholders entitled to request a special meeting;
(2) the record date for determining shareholders entitled to notice of and to vote at the special meeting; and (3) the date, time and place for the special meeting.

Shareholder Action by Written Consent

          Title 8 does not address actions by written consent of shareholders. The restated declaration of trust provides that any action by shareholders may be taken without a meeting if a majority of shares entitled to vote on the matter, or such larger proportion of shares as shall be required to take such action, consent to the action in writing and the written consents are filed with the records of the meeting of shareholders.

Amendments to Declaration of Trust and Bylaws

          Under Title 8, an amendment to a declaration of trust must be approved by at least a majority of the board of trustees and the affirmative vote of the holders of two-thirds of the shares entitled to vote on such matter unless otherwise provided in the declaration of trust. The restated declaration of trust provides for amendments to the restated declaration of trust by the affirmative vote of the holders of a majority of the shares entitled to vote on the matter if the Trustees have unanimously approved a shareholder vote on the matter. The board of trustees has the authority to increase the authorized shares of the trust without the approval of the shareholders.

          The restated declaration of trust provides that the Trustees may amend the restated declaration of trust, in the manner provided by Title 8, without any action by the shareholders, to qualify as a REIT under the Code or under Title 8 and as otherwise provided in the declaration of trust.

          The restated bylaws provide that the board of trustees has the power to adopt, amend or repeal any provision of the bylaws and to make new bylaws.
In addition, our restated bylaws give shareholders the power to adopt, alter or repeal any provision of the restated bylaws by a vote of holders of not less than 80% of the shares entitled to vote on the matter.

Limit on Share Ownership

          Title 8 does not limit share ownership. The restated declaration of trust prohibits the ownership by any person of greater than 9.8% in value of the aggregate of the outstanding equity shares and 9.8%, in value or in number of shares, whichever is more restrictive, of the aggregate number of the outstanding common shares. With some exceptions and requirements, the board of trustees, in its sole discretion, may exempt a person from these share ownership limits, or may establish or separate share ownership limits for such person.

          Under Maryland corporate law, as applicable to real estate investment trusts formed under Title 8, certain "business combinations" including mergers, asset transfers and issuances of equity securities between a Maryland REIT and any person who beneficially owns 10% or more of the voting power of the trust's shares or specified affiliates or associates of the trust or an affiliate of the trust are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. Thereafter, any business combination must be recommended by the board of trustees and approved by two super-majority shareholder votes unless, among other conditions, the trust's common shareholders receive a minimum price, to be set in accordance with the guidelines laid out in Maryland corporate law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its common shares. These provisions do not apply, however, to business combinations that are approved or exempted by the board of trustees before the interested shareholder becomes an interested shareholder.

Control Share Acquisitions

          Maryland corporate law, as applicable to Maryland REITs, provides that "control shares" of a Maryland REIT acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the trust. "Control Shares" are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power:

          . one-fifth or more but less than one-third, . one-third or more but less than a majority, or . a majority or more of all voting power.

          Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

          A person who has made or proposes to make a control share acquisition, upon satisfaction of conditions specified under Maryland corporate law, including an undertaking to pay expenses, may compel the board of trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

          If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of those shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

          The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

          The restated bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Trust's shares of beneficial interest. There can be no assurance that such provision will not be amended or eliminated at any time in the future.

Limitation of Trustees' and Officers' Liability

          The Maryland REIT Law permits a Maryland REIT to include in its Declaration of Trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Declaration of Trust of the Trust contains such a provision which eliminates such liability to the maximum extent permitted by the Maryland REIT Law.

Limitation of Shareholder Liability

          Pursuant to Title 8, a shareholder of a Maryland REIT may not be held personally liable for the obligations of the Maryland REIT. The restated declaration of trust provides that no shareholder shall be liable for and debt, claim, demand, judgment or obligation of any kind, against or with respect to the Trust by reason of his being a shareholder.

Indemnification of Trustees and Officers

          The restated declaration of trust authorizes the Trust, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former trustee or officer or (b) any individual who, while a trustee of the Trust and at the request of the Trust, serves or has served as a trustee, director, officer or partner of another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of such status. The Bylaws of the Trust obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former trustee or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a trustee or officer of the Trust and at the request of the Trust, serves or has served as a trustee, director, officer or partner of another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, against any claim or liability to which he may become subject by reason of such status. The Declaration of Trust and Bylaws also permit the Trust to indemnify and advance expenses to any person who served a predecessor of the Trust in any of the capacities described above and to any employee or agent of the Trust or a predecessor of the Trust. The Bylaws require the Trust to indemnify a trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

          Title 8 permits a Maryland REIT to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the Maryland corporate law for directors and officers of Maryland corporations. Maryland corporate law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland corporate law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland corporate law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

Indemnification of Shareholders

          The restated declaration of trust provides for the indemnification of shareholders of the Trust against all liabilities incurred by virtue of being a shareholder.

Inspection of Books and Records

          Title 8 provides a right to inspect and copy a Maryland REIT's books of account and stock ledger to persons who have been shareholders for more than six months and own at least 5% of any class of a Maryland REIT's outstanding shares. In addition, any shareholder of a Maryland REIT has a right to inspect the bylaws, minutes of the shareholder's meetings, annual statements of affairs and voting trust agreements and to request that the REIT provide a sworn statement showing all stock and securities issued and all consideration received by the Maryland REIT within the preceding twelve months.

Interested Trustee Transactions

          Title 8 does not address interested trustee transactions. Pursuant to the restated declaration of trust, the Trust may enter into any contract or transaction of any kind with any person including any trustee, officer, employee or agent of the trust or any person affiliated with a trustee, officer, employee or agent of the trust, whether or not any of them has a financial interest in such transaction.

Restrictions on Investments

          Under Title 8 a Maryland REIT must hold at least 75 percent of the value of its assets in real estate assets, government securities, cash and cash items, including receivables, and a Maryland REIT may not use or apply land for farming, agriculture, horticulture or similar purposes.

Additional Anti-takeover Provisions of Maryland Law

          Title 8 contains a number of anti-taker provisions that apply to all Maryland REITs, including provisions that:

 .  Clarify that the duty of the trustees of a REIT does not require them to
accept, recommend or respond to an acquisition   proposal, or take or fail to
take any other action solely because of (a) the effect such action or inaction may have on the acquisition proposal or (b) the amount of type of consideration that may be offered or paid to shareholders in an acquisition;

          . Contain a presumption that a trustee acts in good faith, in a manner he believes to be in the best interests of the REIT and with the care an ordinarily prudent person in a like position would use in similar circumstances;
          . Clarify that actions by trustees relating to or affecting an acquisition or potential acquisition of control of a REIT may not be subject to a higher duty or greater scrutiny than is applied to other acts of a trustee;
          . Validate a board's authority to set the terms and conditions of a shareholder rights plan, including any plan containing any provision that:
            . precludes the exercise, transfer or receipt of the rights, options or warrants by designated persons in specified circumstances; or
            . limits for up to 180 days the power of a future board to redeem modify or terminate the rights, options or warrants; and . Validate bylaw provisions requiring advance notice of shareholder nominations or proposals

     These provisions could have the effect of delaying or preventing a change of control of the Trust.

Item 2.    Exhibits.

  The following documents are being filed as exhibits to this registration statement.


      Exhibit Number                               Description
----------------------------         -------------------------------------------
           1                         Declaration of Trust of Federal Realty
                                     Investment Trust dated May 5, 1999
                                     (incorporated by reference to Exhibit 3.2 to the Registrant's Current Report on Form
                                     8-K dated May 21, 1999)

           2 Bylaws of Federal Realty Investment Trust dated May 5, 1999 (incorporated by reference to Exhibit 3.3 to the Registrant's Current Report on Form 8-K dated May 21, 1999)

           3 Form of Common Share Certificate of Federal Realty Investment Trust (incorporated by reference to Exhibit 4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1999)

                                   SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                        FEDERAL REALTY INVESTMENT TRUST


Date:  April 24, 2001                   By:  /s/ Nancy J. Herman
                                             ------------------------
                                             Name:  Nancy J. Herman
                                             Title: Senior Vice President,
                                                    General Counsel and
                                                    Secretary